Exhibit (a)(5)(iv)

FOR IMMEDIATE RELEASE

IMPSAT EXTENDS THE EXPIRATION DATE FOR ITS
TENDER OFFER, CONSENT SOLICITATION AND WAIVER
FOR SENIOR GUARANTEED CONVERTIBLE NOTES

Buenos Aires, Argentina, March 28, 2007 - IMPSAT Fiber Networks, Inc. (“Impsat”) (OTC: IMFN.OB), a Delaware corporation, announced today that its previously announced cash tender offer, consent solicitation and waiver (the “Offer”) for its Series A 6% Senior Guaranteed Convertible Notes due 2011 (the “Series A Notes”) and its Series B 6% Senior Guaranteed Convertible Notes due 2011 (the “Series B Notes” and, together with the Series A Notes, the “Notes”) has been extended. The Offer is being made pursuant to an Offer to Purchase and Consent Solicitation Statement, dated January 29, 2007 (the “Offer to Purchase”), and an accompanying Letter of Transmittal and Consent (the “Letter of Transmittal”), as amended by a supplement dated February 15, 2007, and a second supplement dated February 26, 2007.

The expiration date of the Offer is now 5:00 p.m., New York City time, on April 3, 2007 (as such date may from time to time be further extended, the “Expiration Time”). As of 5:00 p.m., New York City time, on March 27, 2007, which was the previous expiration date, Impsat had received valid tenders from holders of $66,602,304, or approximately 98% of the outstanding Series A Notes and $25,374,000, or approximately 99% of the outstanding Series B Notes.

The Offer had been previously amended to reflect that if the Offer is extended beyond March 15, 2007, holders of Notes on March 15, 2007 will receive the normal interest payment for the Notes and thereafter the purchase price for each $1,000 principal amount of Notes shall be $1,010, plus an amount equal to $0.17 per $1,000 of principal amount of Notes for each day after March 15, 2007 to, but excluding, the date on which the Notes are purchased. Therefore, as a result of this extension, a holder of $1,000 of principal amount of Notes should expect to receive an additional $3.23, for a total consideration of $1,013.23, unless the Offer is further extended, in which case holders of Notes shall receive an additional $0.17 per $1,000 of principal amount of Notes for each day the Offer is extended after April 3, 2007 to, but excluding, the date on which the Notes are purchased. Payment made in respect of any Notes validly tendered (and not previously validly withdrawn) is expected to be promptly following the Expiration Time.

On October 25, 2006, Impsat entered into an Agreement and Plan of Merger with Global Crossing Limited and GC Crystal Acquisition, Inc. pursuant to which Impsat would be acquired by Global Crossing. The Offer is being made in connection with the proposed merger, and the Offer is conditioned upon the consummation of the proposed merger upon satisfaction or waiver of the conditions to closing of the merger. The consent solicitation with respect to the Series A Notes is conditioned upon the receipt by Impsat of valid consents from holders of a majority in principal amount of the Series A Notes outstanding and unaffiliated with Impsat. The consent solicitation with respect to the Series B Notes is conditioned upon the receipt by Impsat of holders of a majority in principal amount of the Series B Notes outstanding and unaffiliated with Impsat. The waiver with respect to the Series A Notes is conditioned upon the receipt by Impsat of valid waivers from holders of two-thirds in principal amount of the Series A Notes outstanding and unaffiliated with Impsat. The waiver with respect to the Series B Notes is conditioned upon the receipt by Impsat of valid waivers from holders of two-thirds in principal amount of the Series B Notes outstanding and unaffiliated with Impsat.

The proposed amendments and waivers will not become operative until the closing of the merger. There is no separate payment for the consent solicitation and waiver, and satisfaction of the consent solicitation and waiver is not a condition for the closing of the tender offer. The Offer may be extended or terminated by Impsat at its option.

This announcement is not an offer to purchase or sell, a solicitation of an offer to purchase or sell or a solicitation of consents or waivers with respect to any securities. The Offer is being made solely pursuant to the Offer to Purchase, a supplement to the Offer to Purchase, dated February 15, 2007, and a second supplement to the Offer to Purchase dated February 26, 2007.

The Company has retained Goldman, Sachs & Co. to serve as Dealer Manager and Solicitation Agent, Georgeson Inc. to serve as Information Agent and The Bank of New York to serve as Depositary Agent for the Offer. Requests for documents may be made directly to Georgeson Inc. by telephone at: (212) 440-9800 (banks and brokers) or (866) 277-5068 (toll free), or in writing at 17 State St. 10th Floor, New York, NY 10004. Questions regarding the solicitation of consents may be directed to Goldman, Sachs & Co. by telephone at: (800) 828-3182 (toll free) or (212) 357-0775 (collect), or in writing at One New York Plaza, 48th Floor, New York, New York 10004, Attention: Credit Liability Management Group.

About IMPSAT Fiber Networks, Inc.

Impsat is a leading provider of private telecommunications network and Internet services in Latin America, offering integrated data, voice, data center and Internet solutions. Impsat’s networks consist of owned fiber optic and wireless links, teleports, earth stations and leased satellite links. Impsat owns and operates 15 metropolitan area networks in some of the largest cities in Latin America and has 15 facilities to provide hosting services. Impsat currently provides services to more than 4,500 national and multinational clients, and has operations in Argentina, Colombia, Brazil, Venezuela, Ecuador, Chile, Peru and the United States.

Additional Information and Where to Find It

In connection with Global Crossing’s proposed acquisition of Impsat pursuant to the terms of an Agreement and Plan of Merger between Global Crossing and Impsat, Impsat filed a definitive proxy statement on Schedule 14A with the Securities and Exchange Commission (the “SEC”) on December 15, 2006. Investors are urged to read the proxy statement because it contains important information. Investors may obtain free copies of the proxy statement, as well as other filings made from time to time and containing information about Impsat, without charge, from the SEC’s website (www.sec.gov). These documents may also be obtained for free from Impsat’s Investor Relations website (www.impsat.com) or by directing a request to Impsat at: IMPSAT Fiber Networks, Inc., Elvira Rawson de Dellepiane 150, Piso 8, C1107BCA, Buenos Aires, Argentina, Attention: Guillermo Pardo.

Information regarding Impsat’s directors and executive officers is available in Impsat’s proxy statement for its 2006 annual meeting of stockholders, filed with the SEC on March 31, 2006. Additional information regarding the interests of such potential participants in the proposed transaction is included in the proxy statement filed with the SEC in connection with the proposed merger.

Forward Looking Statements

Statements included in this press release about Impsat’s Notes, the Offer, the proposed amendments to the indentures, the waivers, and the proposed merger are forward-looking statements. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond Impsat’s control, and which could cause actual results or events to differ materially from those expressed in such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, risks and other factors that are discussed in documents filed by Impsat with the SEC from time to time, including Impsat’s Annual Report on Form 10-K for the year ended December 31, 2005 under the heading “Risk Factors” as well as the Current Report on Form 8-K filed on January 26, 2007. The filings by Impsat identify and address other important factors that could cause results to differ materially from those contained in the forward-looking statements set forth in this release. Copies of these filings may be obtained by accessing Impsat’s website (www.impsat.com) or the SEC’s website (www.sec.gov). Impsat does not undertake any obligation to update any of the forward-looking statements after the date of this release to conform to actual results. Forward-looking statements made in connection with a tender offer are not eligible to receive the safe harbor protections of the Private Securities Litigation Reform Act of 1995.

Company Contact:
Hector Alonso, Chief Financial Officer Facundo Castro Castellanos, Investor Relations IMPSAT Fiber Networks, Inc. +54 (11) 5170-0000 www.impsat.com
Or: Lauren Puffer The Global Consulting Group Tel: 646.284.9400